Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

March 22, 2018

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Re: Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17-g l (g)(1)(B)(i)(ii),(iii), (iv) and (v) under the Investment Company Act of 1940 is an amended statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from September 1, 2017 to September 1, 2018. This statement replaces Exhibit (iii) filed to Form 40-17G originally filed with the Securities and Exchange Commission on October 26, 2017 (Accession No. 0000940394-17-002084)

If you have any questions or comments concerning the enclosed, please contact the undersigned at

(617) 672-8106 or fax (617) 672-1106.

Sincerely,

/s/ Jeremy McLeod

Jeremy McLeod

Vice President

Schedule A

Eaton Vance Growth Trust, a series fund consisting of:

•         Eaton Vance-Atlanta Capital Focused Growth Fund

•         Eaton Vance Atlanta Capital Select Equity Fund

•         Eaton Vance-Atlanta Capital SMID-Cap Fund

•         Eaton Vance Focused Global Opportunities Fund

•         Eaton Vance Focused Growth Opportunities Fund

•         Eaton Vance Focused International Opportunities Fund

•         Eaton Vance Focused Value Opportunities Fund

•	Eaton Vance Greater China Growth Fund

•         Eaton Vance Hexavest Global Equity Fund

•         Eaton Vance Hexavest International Equity Fund

•	Eaton Vance International Small-Cap Fund

•         Eaton Vance Richard Bernstein All Asset Strategy Fund

•         Eaton Vance Richard Bernstein Equity Strategy Fund

•         Eaton Vance Worldwide Health Sciences Fund

Eaton Vance Investment Trust, a series fund consisting of:

•         Eaton Vance Floating Rate Municipal Income Fund

•         Eaton Vance Short Duration Municipal Opportunities Fund

•         Eaton Vance National Limited Maturity Municipal Income Fund

•	Eaton Vance New York Municipal Opportunities Fund

Eaton Vance Municipals Trust, a series fund consisting of:

•         Eaton Vance Arizona Municipal Income Fund

•         Eaton Vance California Municipal Opportunities Fund

•         Eaton Vance Connecticut Municipal Income Fund

•         Eaton Vance Georgia Municipal Income Fund

•         Eaton Vance Maryland Municipal Income Fund

•         Eaton Vance Massachusetts Municipal Income Fund

•         Eaton Vance Minnesota Municipal Income Fund

•         Eaton Vance Missouri Municipal Income Fund

•         Eaton Vance Municipal Opportunities Fund

•         Eaton Vance National Municipal Income Fund

•         Eaton Vance New Jersey Municipal Income Fund

•         Eaton Vance New York Municipal Income Fund

•         Eaton Vance North Carolina Municipal Income Fund

•         Eaton Vance Ohio Municipal Income Fund

•         Eaton Vance Oregon Municipal Income Fund

•         Eaton Vance Pennsylvania Municipal Income Fund

•         Eaton Vance South Carolina Municipal Income Fund

•         Eaton Vance Virginia Municipal Income Fund

Eaton Vance Municipals Trust II, a series fund consisting of:

•         Eaton Vance High Yield Municipal Income Fund

•         Eaton Vance TABS Intermediate-Term Municipal Bond Fund

•         Eaton Vance TABS Short Term Municipal Bond Fund

•         Eaton Vance TABS 5-to-15 Year Laddered Municipal Bond Fund

•         Eaton Vance TABS 1-to-10 Year Laddered Municipal Bond Fund

•         Eaton Vance TABS 10-to-20 Year Laddered Municipal Bond Fund

A-1

Eaton Vance Mutual Funds Trust, a series fund consisting of:

•	Eaton Vance AMT-Free Municipal Income Fund
•	Eaton Vance Diversified Currency Income Fund
•	Eaton Vance Core Plus Bond Fund
•	Eaton Vance Emerging and Frontier Countries Equity Fund

•         Eaton Vance Emerging Markets Local Income Fund

•         Eaton Vance Floating-Rate Fund

•         Eaton Vance Floating-Rate Advantage Fund

•         Eaton Vance Floating-Rate & High Income Fund

•         Eaton Vance Global Income Builder Fund

•         Eaton Vance Global Macro Absolute Return Fund

•         Eaton Vance Global Macro Absolute Return Advantage Fund

•         Eaton Vance Government Obligations Fund

•         Eaton Vance High Income Opportunities Fund

•	Eaton Vance Multi-Strategy Absolute Return Fund
•	Eaton Vance Multi-Strategy All Market Fund

•         Parametric Commodity Strategy Fund

•	Parametric Dividend Income Fund
•	Parametric Emerging Markets Fund

•         Parametric Emerging Markets Core Fund

•         Parametric International Equity Fund

•         Parametric Tax-Managed International Equity Fund

•         Parametric Volatility Risk Premium-Defensive Fund

•         Eaton Vance Stock Fund

•         Eaton Vance Short Duration Government Income Fund

•	Eaton Vance Short Duration High Income Fund

•         Eaton Vance Short Duration Strategic Income Fund

•         Eaton Vance Tax-Managed Equity Asset Allocation Fund

•         Eaton Vance Tax-Managed Global Dividend Income Fund

•         Eaton Vance Tax-Managed Global Small Cap Fund

•         Eaton Vance Tax-Managed Growth Fund 1.1

•         Eaton Vance Tax-Managed Growth Fund 1.2

•         Eaton Vance Tax-Managed Multi-Cap Growth Fund

•         Eaton Vance Tax-Managed Small-Cap Fund

•         Eaton Vance Tax-Managed Small-Cap Fund

•         Eaton Vance Tax-Managed Value Fund

Eaton Vance Series Fund, Inc., a series fund consisting of:

•         Eaton Vance Emerging Markets Debt Opportunities Fund

Eaton Vance Series Trust, a series fund consisting of:

•         Eaton Vance Tax-Managed Growth Fund 1.0

Eaton Vance Series Trust II, a series fund consisting of:

•         Eaton Vance Income Fund of Boston

•         Parametric Tax-Managed Emerging Markets Fund

A-2

Eaton Vance Special Investment Trust, a series fund consisting of:

•         Eaton Vance 1-to-10 Year Laddered Corporate Bond Fund

•         Eaton Vance Balanced Fund

•         Eaton Vance Commodity Strategy Fund

•         Eaton Vance Dividend Builder Fund

•         Eaton Vance Greater India Fund

•         Eaton Vance Core Bond Fund

•	Eaton Vance Growth Fund

•         Eaton Vance Large-Cap Value Fund

•	Eaton Vance Multi-Sector Income Fund
•	Eaton Vance Real Estate Fund
•	Eaton Vance Hedged Stock Fund
•	Eaton Vance Short Duration Inflation-Protected Income Fund

•         Eaton Vance Small-Cap Fund

•         Eaton Vance Global Small-Cap Fund

•         Eaton Vance Special Equities Fund

Eaton Vance Variable Trust, a series fund consisting of:

•         Eaton Vance VT Floating-Rate Income Fund

Eaton Vance Next Shares Trust, a series fund consisting of:

•         Eaton Vance Balanced NextShares

•         Eaton Vance Global Income Builder NextShares

•         Eaton Vance Growth NextShares

•         Eaton Vance Large-Cap Value NextShares

•         Eaton Vance Richard Bernstein All Asset Strategy NextShares

•         Eaton Vance Richard Bernstein Equity Strategy NextShares

•         Eaton Vance Stock NextShares

•         Eaton Vance Small-Cap NextShares

•         Parametric Emerging Markets NextShares

•         Parametric International Equity NextShares

Eaton Vance Next Shares Trust II, a series fund consisting of:

•         Eaton Vance Bond NextShares

•         Eaton Vance Floating-Rate NextShares

•         Eaton Vance Global Macro Absolute Return NextShares

•         Eaton Vance Government Obligations NextShares

•         Eaton Vance High Income Opportunities NextShares

•         Eaton Vance High Yield Municipal Income NextShares

•         Eaton Vance National Municipal Income NextShares

•         Eaton Vance Oaktree Diversified Credit NextShares

•         Eaton Vance TABS 5-to-15 Year Laddered Municipal Bond NextShares

A-3

Eaton Vance California Municipal Bond Fund

Eaton Vance California Municipal Bond Fund II

Eaton Vance California Municipal Income Trust

Eaton Vance Enhanced Equity Income Fund

Eaton Vance Enhanced Equity Income Fund II

Eaton Vance Floating-Rate Income Plus Fund

Eaton Vance Floating-Rate Income Trust

Eaton Vance Floating-Rate 2022 Target Term Trust

Eaton Vance High Income 2021 Target Term Trust

Eaton Vance High Income 2022 Target Term Trust

Eaton Vance Limited Duration Income Fund

Eaton Vance Massachusetts Municipal Bond Fund

Eaton Vance Massachusetts Municipal Income Trust

Eaton Vance Michigan Municipal Bond Fund

Eaton Vance Michigan Municipal Income Trust

Eaton Vance Municipal Bond Fund

Eaton Vance Municipal Bond Fund II

Eaton Vance Municipal Income 2028 Term Trust

Eaton Vance Municipal Income Trust

Eaton Vance National Municipal Opportunities Trust

Eaton Vance New Jersey Municipal Bond Fund

Eaton Vance New Jersey Municipal Income Trust

Eaton Vance New York Municipal Bond Fund

Eaton Vance New York Municipal Bond Fund II

Eaton Vance New York Municipal Income Trust

Eaton Vance Ohio Municipal Bond Fund

Eaton Vance Ohio Municipal Income Trust

Eaton Vance Pennsylvania Municipal Bond Fund

Eaton Vance Pennsylvania Municipal Income Trust

Eaton Vance Risk-Managed Diversified Equity Income Fund

Eaton Vance Senior Floating-Rate Trust

Eaton Vance Senior Income Trust

Eaton Vance Short Duration Diversified Income Fund

Eaton Vance Tax-Advantaged Bond and Option Strategies Fund

Eaton Vance Tax-Advantaged Dividend Income Fund

Eaton Vance Tax-Advantaged Global Dividend Income Fund

Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund

Eaton Vance Tax-Managed Buy-Write Income Fund

Eaton Vance Tax-Managed Buy-Write Opportunities Fund

Eaton Vance Tax-Managed Diversified Equity Income Fund

Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund

Eaton Vance Tax-Managed Global Diversified Equity Income Fund

A-4